December 31, 2009

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                            Edge Petroleum Corporation

Registration Statement on Form S-3, File No. 333-143474

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Edge Petroleum Corporation (“Edge”) and its subsidiaries, Edge Petroleum Operating Company, Inc., Edge Petroleum Exploration Company, Edge Petroleum Production Company, Miller Exploration Company and Miller Oil Company, hereby respectfully request the immediate withdrawal of their Registration Statement on Form S-3 originally filed with the Securities and Exchange Commission (the “SEC”) on or about June 1, 2007 (File No. 333-143474), as amended by Amendment No. 1 to Form S-3 filed with the SEC on July 12, 2007, together with all other amendments and exhibits thereto (collectively, the “Registration Statement”).  Edge and its subsidiaries are withdrawing the Registration Statement because, as contemplated by Edge’s First Amended Joint Plan of Reorganization (Modified) (the “Plan”), which was confirmed by the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division on December 14, 2009, Edge’s common stock, par value $0.01, and 5.75% series A cumulative convertible perpetual preferred stock, par value $0.01, will be cancelled on the effective date of the Plan, which is expected to occur on or about December 31, 2009.

No securities have been or will be issued or sold under the Registration Statement.  This letter confirms that, pursuant to Rule 477 under the Securities Act, the Registration Statement is hereby withdrawn.

Please contact the undersigned at (713) 654-8960 if you have any questions regarding this matter.

Sincerely,

/s/ Gary Pittman
Gary Pittman
CFO and Executive Vice President